EXHIBIT 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of LTC Properties, Inc. for the registration of common stock, preferred stock, warrants, debt securities, depositary shares and units, and to the incorporation by reference therein of our report dated July 31, 2015, with respect to the combined statement of revenues of an acquired portfolio of 10 seniors housing properties for the year ended December 31, 2014 appearing in the Current Report on Form 8-K/A of LTC Properties, Inc. filed on September 22, 2015.

/s/ Ernst & Young LLP

Toledo, Ohio
January 28, 2016